Mail Stop 3561

June 18, 2008

Jonathan Ricker
Chairman, President, Treasurer and Clerk
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

      Re: Mass Megawatts Wind Power, Inc.
              Revised Preliminary Information Statement on Schedule 14C
              Filed June 6, 2008
              File No. 0-32465

Dear Mr. Ricker:

      We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comment at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director